In the third quarter 2010

11.8% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, October 14th, 2010 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the third quarter 2010 and accumulated to September 2010. Consolidated sales totaled Ch$ 104,996 million, showing a 11.8% increase as compared to the same quarter last year.

For the quarter, all company business areas registered positive growth. Sales in export markets increased 10.9%; Sales of wine in the domestic markets grew 9.4%; The Argentine subsidiary exports grew 23.1% and sales in the domestic market in Argentina increased by 1.2% in the quarter. Domestic market – Other products increased 32.5%, following the growth in sales in the Diageo liquor business.

	3Q10	3Q09	Change (%)	Ac Sep-2010	Ac Sep-2009	Change (%)

Total Sales (Million Chilean Pesos) (*)	104,996	93,885	11.8%	267,763	252,304	6.1%
Export Markets	74,606	67,256	10.9%	192,087	185,264	3.7%
Domestic market - Wine	17,513	16,007	9.4%	42,855	39,454	8.6%
Domestic market - Other Products	5,040	3,805	32.5%	13,526	9,308	45.3%
Argentina exports	5,281	4,290	23.1%	13,097	12,060	8.6%
Argentina domestic	2,557	2,527	1.2%	6,198	6,218	-0.3%

Volume (thousand liters)	3Q10	3Q09	Change (%)	Ac Sep-2010	Ac Sep-2009	Change (%)

Export markets (1)	49,839	41,830	19.1%	125,883	116,688	7.9%
Domestic market - Wine	20,314	22,416	-9.4%	52,671	55,498	-5.1%
Argentina exports (2)	4,157	3,416	21.7%	10,609	9,402	12.8%
Argentina domestic	2,171	2,516	-13.7%	5,663	6,099	-7.2%
Total Volume (thousand liters)	76,481	70,178	9.0%	194,825	187,687	3.8%

(*)	Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report
(1)	Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics & Brazil)
(2)	This figure excludes shipments to the company’s distribution subsidiaries.